One year stronger Federal Signal Corporation - One Year Stronger Dear Federal Signal Stockholders: In our letter to you last March, we highlighted some of the Company’s successes in 2012 as Federal Signal rebounded from an unprecedented series of business challenges during the preceding several years. We are pleased to report that our recovery continued in 2013: The Company’s balance sheet is much stronger and more stable than it has been in years, and we are poised for growth in the coming year. Through the efforts of our dedicated and talented workforce, Federal Signal can point to a host of accomplishments in 2013, and we will share some of them with you in this letter. We’ll start with some of the Company’s financial results, which paint a dramatic picture of how far Federal Signal has come in just a few years.

Our numbers In our last letter, we recounted that Federal Signal’s financial condition in 2011 limited its financing options, resulting in a debt agreement with a 12% interest rate. Following the Company’s sale of its FSTech businesses in September 2012, Federal Signal took advantage of a pre-payment provision in the debt agreement and used proceeds from the sale of FSTech to repay a sizeable portion of its borrowings. That in turn allowed the Company to enter into a new financing agree- ment in March 2013. As a result: • We reduced our interest expense by 59% in 2013 and saved more than $12 million in interest, from $21.4 million in 2012 to $8.8 million last year. • Our interest rate on long-term borrowing is now under 3%. • We expect our interest expense to be less than $4 million in 2014. Using cash generated from the Company’s improved business performance, we reduced our debt balances by over $65 million, or nearly 42%, from $157.8 million at year-end 2012 to $92.1 million at year-end 2013. Our debt is now 1.1 times adjusted EBITDA, compared to 2.4 times adjusted EBITDA in 2012, and 4.8 times adjusted EBITDA in 2011.1 As of December 31, 2013, Federal Signal’s credit availability was $103.6 million, up significantly from $25.7 million as of December 31, 2012. In sum, the Company’s much-improved capital structure provides liquidity and flexibility to support its businesses as well as invest for organic growth or strategic acquisitions. The Company continues to use its 80/20 processes to capitalize on its most profitable activities and eliminate others, which contributed to a notable rise in operating margin from 6.4% in 2012 to 8.3% in 2013. The Company has set a longer-term goal of a 10% operating margin. During 2013, we told the Federal Signal recovery story in meetings with over 80 current and potential institutional inves- tors. The market supported our strategy and the Company’s stock price rose over 92% - from a closing price of $7.61 on December 31, 2012 to a closing price of $14.65 on December 31, 2013 - and the stock continues to outperform other com- posite stock indices. Net sales increased 6%, from $803.2 million in 2012 to $851.3 million in 2013. Operating income in 2013 was $70.6 million, up 37% from $51.5 million in 2012. The Company’s adjusted earnings per share from continuing operations jumped to $0.96 in 2013, compared to $0.43 in 2012.1 We expect the Company’s strong financial performance to continue in 2014, fueled by its growth and productivity initiatives. Federal Signal is targeting a minimum 18% improvement compared to the normalized 2013 earnings per share of $0.67.1 Adjusted Earnings Per Share from Continuing Operations1 Operating Margin 1 Certain non-GAAP measures referenced in this letter are reconciled in the Company’s earnings release of March 5, 2014 or in the Company’s Form 10-K filed with the SEC on the same date. Comparative Stockholder Returns

Our businesses


Jetstream


HXX


SUMMIT TOWER


POLICE

With sales doubling since 2009, Jetstream simply outgrew its Houston facility. As a result, last year Jetstream acquired neighboring space to accommodate further projected growth, which has also allowed for improved manufacturing efficiency.

Similarly, to meet customer demand, particularly for its Vactor HXX excavation trucks, Vactor initiated a facility expansion in 2013 that will result in a dedicated assembly line for those trucks, the latest in a series of capital investments in Vactor's manufacturing and assembly operations.

Bronto Skylift continued to refine its production process, modernize production equipment, and re-engineer its products, contributing to manufacturing efficiencies that boosted its margins during the second half of 2013.

A goal we set in last year's letter was to grow sales through new products. Federal Signal is achieving that goal in its Public Safety business. In 2011, the percentage of sales from new Public Safety products was in the high teens. In 2013, that percentage reached 35%. The Public Safety business also experienced success with its new police vehicle "upfit" program, launched in the past year, which delivers turnkey police vehicles built to Federal Signal's ISO 9001 quality standards. Federal Signal expects to deliver over 500 such vehicles to the Los Angeles Police Department this year.

In 2013, Federal Signal kickstarted initiatives to further spur new product sales and development. Scott Rohrbaugh, Ph.D., Vice President, Business Development and Innovation, joined Federal Signal in September 2013 to collaborate closely with Joseph Bader and Ronald Schmidt, the Company's chief engineers, to grow the capabilities and applications of the Company's products and to foster the development of new products within the Company's current and adjacent markets. A key feature of this effort is space dedicated to product development within the Company's corporate headquarters, where Federal Signal's engineers and developers will explore new product concepts and high-impact innovations. Federal Signal has also established partnerships with niche advanced technology companies to increase the performance and marketability of our products, and the Company has taken steps to align its new product innovation process for all business groups, including cross-functional marketing and engineering efforts.

Another longer-term goal we began in 2013 was to shift the balance of Federal Signal sales more toward our industrial customers in order to lessen the volatility that the Company has historically experienced with its municipal customer base. We made progress toward this goal: In 2013, U.S. industrial orders grew at a greater rate, increasing by 8.6% versus U.S. municipal orders, which were up 1.7% from 2012.

BRONTO SKYLIFT® ELGIN FS Solutions GUZZLER VACTOR Victor

Our people

Our most important resource continues to be our employees. We strive to attract, develop, and retain smart, agile leaders who are technologically and globally astute. In that regard, we recruited two key corporate officers: Brian Cooper, Senior Vice President and Chief Financial Officer, and Ian Hudson, Vice President and Corporate Controller, as well as Antti Rauhala, Director of Finance for the Fire Rescue Group. This year our talent management process, which is integrated into our performance management system, was fully embedded into our organization. This comprehensive approach drives accountability and provides effective development designed to create a high-performing culture critical to maintaining our competitive advantage.

Just as important as the development of our people is their safety. Our major U.S. facilities, which employ 1,560 employees and account for over 60% of our workforce, have achieved significant reductions in reportable work-related injuries. In 2008, there were 125 recordable work-related injuries. In 2013, that number had dropped to 38, a 70% improvement. Key components of our injury prevention strategy include employee involvement and engagement initiatives, the addition of dedicated safety professionals at our major facilities, and the formation of an enterprise-wide Safety Council.

Our Future

We remain committed to growing Federal Signal organically within our current and adjacent markets, complemented by focused acquisitions. We know our core competencies, we know our people, and we know how to implement a disciplined approach to growth. We also intend to further link executive compensation to Federal Signal's performance, with particular emphasis on return on invested capital and long-term earnings per share metrics. Through these and other measures, we expect to continue to deliver strong value to our shareholders in the coming years.

Annual Meeting

As we approach our annual stockholders' meeting on April 22, 2014, we encourage you to vote the proxy ballot you received either electronically or by mail, and we ask that you: (1) provide advisory approval of our Company's named executive officer compensation; (2) elect the directors as recommended by the Board; and (3) ratify Deloitte & Touche LLP as our Company's independent registered public accounting firm for 2014.

Thank you,



Dennis J. Martin
President and Chief Executive Officer



Jennifer L. Sherman
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary



Brian S. Cooper
Senior Vice President and Chief Financial Officer


Looking at things
in new ways

This communication may contain information and expressions concerning the Company's future financial performance, business strategy, plans, goals and objectives. These expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company's possible or assumed future performance or results of operations and are not guarantees and should not be relied upon as a predictor of actual results. While these statements are based on assumptions and judgments that management has made in light of industry experience as well as perceptions of historical trends, current conditions, expected future developments and other factors believed to be appropriate under the circumstances, they are subject to risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different. We refer you to the discussion of risk factors that could affect future operating or financial performance in our most recent Form 10-K and other SEC filings. The Company disclaims any responsibility to update any forward-looking statements made herein.

FEDERAL SIGNAL
Protecting people and our planet

1415 West 22nd Street
Oak Brook, IL 60523
federalsignal.com